Filed pursuant to Rule 433

Registration No. 333-223919

€600,000,000

General Mills, Inc.

0.450% Notes due 2026

Pricing Term Sheet

January 7, 2020

Issuer:	General Mills, Inc.

Issuer Ratings*:	Baa2 / BBB (Moody’s/S&P)

Principal Amount:	€600,000,000

Offering Format:	SEC Registered

Maturity:	January 15, 2026

Price to Public:	99.959%

Yield to maturity:	0.457%

Interest Rate:	0.450% per annum

Spread to Benchmark Bund:	+98.5 basis points

Benchmark Bund:	DBR 1.000% due August 15, 2025

Benchmark Bund Yield/ Price	-0.528% / 108.705%

Spread to Mid Swaps:	+60 basis points

Mid Swaps Yield:	-0.143%

Interest Payment Date:	January 15 each year, commencing on January 15, 2021

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption Provisions:
Make-whole call:	Prior to October 15, 2025, make-whole call at Bunds plus 15 basis points plus accrued and unpaid interest to the redemption date.
Par call:	On or after October 15, 2025, at par plus accrued and unpaid interest to the redemption date.

Change of Control Offer to Purchase:	If a change of control triggering event occurs, unless General Mills has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Trade Date:	January 7, 2020

Settlement Date**:	T+6; January 15, 2020

Denominations:	€100,000 and higher multiples of €1,000

CUSIP/ISIN:	370334 CK8 / XS2100788780

Joint Book-Running Managers:	Barclays Bank PLC, BNP Paribas

Co-Managers:	Credit Suisse Securities (Europe) Limited, Merrill Lynch International, Morgan Stanley & Co. International PLC, Société Générale

Target Market	Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

* Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made to investors on or about January 15, 2020, which will be the sixth business day following the date of this final term sheet (such settlement is “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847 or BNP Paribas toll-free at 1-800-854-5674.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on January 7, 2020 relating to its Prospectus dated March 26, 2018.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.